

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Pat Cotroneo
Chief Financial Officer
FibroGen, Inc.
409 Illinois Street
San Francisco, CA 94158

      Re: FibroGen, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2020
         Filed March 1, 2021
         File No. 001-36740

Dear Mr. Cotroneo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Juan Graham